# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Payoneer Global Inc., CIK 0001845815
CUSIP: 70451X104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 195 Broadway, 27th floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-208155
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 13,748,577; sole dispositive power 0; shared dispositive power 13,748,577; aggregate amount beneficially owned 13,748,577 (3.9% of the class)
  Comment: Based on 356,613,483 shares of common stock of Payoneer Global Inc. (the "Issuer") outstanding as of October 30, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 5, 2024.
- Fullerton Fund Investments Pte Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 13,748,577; sole dispositive power 0; shared dispositive power 13,748,577; aggregate amount beneficially owned 13,748,577 (3.9% of the class)
  Comment: Based on 356,613,483 shares of the Issuer's common stock outstanding as of October 30, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 5, 2024.
- Birchtree Fund Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 13,748,577; sole dispositive power 0; shared dispositive power 13,748,577; aggregate amount beneficially owned 13,748,577 (3.9% of the class)
  Comment: Based on 356,613,483 shares of the Issuer's common stock outstanding as of October 30, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 5, 2024.

## Item 1. Issuer
Name of issuer: Payoneer Global Inc.
Address of issuer's principal executive offices: 195 Broadway, 27th floor, New York, New York 10007

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by the following reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Fullerton Fund Investments Pte Ltd ("FFI"); and
(iii) Birchtree Fund Investments Private Limited ("BFI").
Address of principal business office or, if none, residence:
Each of the Reporting Persons:
60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891
Citizenship: Each of the Reporting Persons: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, 13,748,577 shares of the Issuer's common stock were held directly by BFI.
BFI is a direct wholly-owned subsidiary of FFI, which in turn is a direct wholly-owned subsidiary of Temasek.
Each of FFI and Temasek, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer's common stock held directly by BFI.
Percent of class:
As of December 31, 2024:

Temasek, FFI and BFI: 3.9%

The percentage above is based on 356,613,483 shares of the Issuer's common stock outstanding as of October 30, 2024, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Commission on November 5, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,748,577
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,748,577

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorised Signatory (02/10/2025)
- Fullerton Fund Investments Pte Ltd: /s/ Gregory Tan, Gregory Tan, Director (02/10/2025)
- Birchtree Fund Investments Private Limited: /s/ Han Sack Teng, Han Sack Teng, Director (02/10/2025)